Exhibit 3.184
Iceman Holdco, Inc.
Amended and Restated Certificate of Incorporation

ARTICLE ONE
The name of the Corporation is “Iceman Holdco, Inc.” (hereinafter called the “Corporation”)
ARTICLE TWO
The address of the Corporation’s registered office in the state of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle 19801. The registered agent at such address is The Corporation Trust Company.
ARTICLE THREE
The purpose of the Corporation is to engage in any lawful activity for which corporations may be organized under the General Corporation Law of Delaware.
ARTICLE FOUR
The total number of shares which the Corporation shall have the authority to issue is one thousand (1,000) shares, all of which shall be shares of common stock, with a par value of $0.01 per share.

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